FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending January 16, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 15 January 2007 of an increase in the notional allocation of Ordinary Share ADRs on 12 January 2007 at a price of $53.75 per share:-

Dr J-P Garnier                                                         92
Dr M M Slaoui                                                          8
Mrs C Bruck Slaoui                                                     2
Dr F Calhoun                                                           17
Dr R G Greig                                                           17
Mr D Phelan                                                            20
Dr D Pulman                                                            6
Mr D Stout                                                             44
Mr C Viehbacher                                                        8


This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

16 January 2007

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 16, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc